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                              September 13, 2021

       Michael Stern
       Chief Executive Officer
       Onyx Acquisition Co. I
       104 5th Avenue
       New York, New York 10011

                                                        Re: Onyx Acquisition
Co. I
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
18, 2021
                                                            CIK No. 0001849548

       Dear Mr. Stern:

             We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 84

   1. We note that you are offering 20,000,000 ordinary shares as part of your initial public offering of units, but
only show 18,997,111 shares subject to possible redemption in your
                                                        Capitalization table.
Please tell us how you considered the guidance in ASC 480-10-S99-
                                                        3A, which requires
securities that are redeemable for cash or other assets to be classified outside of permanent
equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable
date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not
solely within the control of the issuer, in concluding that all
                                                        20,000,000 ordinary
shares were not required to be presented outside of permanent equity and part of shares
subject to possible redemption.
 Michael Stern
Onyx Acquisition Co. I
September 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Stern
                                                             Division of
Corporation Finance
Comapany NameOnyx Acquisition Co. I
                                                             Office of Real
Estate & Construction
September 13, 2021 Page 2
cc:       Sean Wheeler
FirstName LastName